

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 31, 2017

Timothy S. Jenks
President and Chief Executive Officer
NeoPhotonics Corporation
2911 Zanker Road
San Jose, CA 95134

> **Re: NeoPhotonics Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2017**
> **Filed August 9, 2017**
> **File No. 001-35061**

Dear Mr. Jenks:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 28

Results of Operations, page 30

1.   Please include a more detailed discussion of the economic, market, and industry factors impacting on the lower demand for your High Speed Products including the impact on your revenues, income from continuing operations, and financial condition. In your discussion, disclose the known trends and uncertainties faced in the PRC related to

inventory buildup, slowing demand for high speed optical transport products from your OEM customers, and the slow awarding of new tenders to large telecom carriers in China by the PRC government. Provide us your proposed disclosure in response to our comment. Refer to Item 303(a)(iii)(2) of Regulation S-K and SEC Release 33-8350.

2.   In addition, please address your expectations concerning your future operating results which you reasonably expect will have a material impact on net sales or income from continuing operations as a result of the above factors and provide background on the underlying reasons behind the decreased demand in China (i.e., the sentiment that China's telecom carriers will be slow in deploying provincial networks). Provide us your proposed disclosure in response to our comment. Refer to Item 301(a)(iii)(2) of Regulation S-K.

Risk Factors

We are subject to risks and uncertainties related to our revenue growth outlook in China, page 41

3.   We note your risk factor disclosure that if Chinese spending and tender awards to carriers do not materialize as you anticipate or are delayed, your business, financial condition, results of operations, and prospects would be adversely affected. To the extent material, revise your disclosure under this risk factor in future filings to reflect that your financial condition and results of operation have already been impacted by a delay in the tender awards and spending.

We may need to raise additional capital and/or extend or replace our current credit facilities in order to maintain our currently-planned operations, and we may not be able to obtain capital when desired on favorable terms, if at all, or without additional dilution to our stockholders, page 41

4.   We note your disclosure on page 37 that you must extend or replace one of your credit agreements in order to have sufficient resources to fund your currently planned operations and expenditures over the next twelve months. In light of that disclosure, please tell us how you determined that your existing cash, cash flows, and funds available under your credit facilities will be sufficient to meet your anticipated cash needs for the next twelve months as stated under the risk factor on page 41.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications